First Amendment to Administration, Bookkeeping and Pricing Services Agreement Dated

July 27, 2004

Between

ALPS Fund Services, Inc.

and

Clough Global Allocation Fund

THIS AMENDMENT is made as of August 10, 2007, by and between ALPS Fund Services, Inc. (“ALPS”), and Clough Global Allocation Fund (the “Trust”).

WHEREAS, ALPS and the Trust have entered into an Administration, Bookkeeping and Pricing Services Agreement (the “Agreement”) dated July 27, 2004;

WHEREAS, ALPS and the Trust wish to modify a provision of the Agreement to reflect a revised renewal term.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree that Section 13(b) of the Agreement should be deleted in its entirety and replaced as follows:

13.	Duration and Termination of this Agreement.

(b) Renewal Term. If not sooner terminated, this Agreement shall renew at the end of the Initial Term and shall thereafter continue for successive three year periods until terminated by the Fund or by ALPS, without penalty, upon not less than 60 days’ written notice to the other party.

Other than as amended hereby, all other provisions of the Agreement shall remain unchanged and remain in full force and effect. This Amendment shall be deemed to be an amendment to the Agreement and shall be governed by the laws of the State of Colorado.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized representative of each of the parties hereto as of the date of the Amendment first set forth above.

ALPS Fund Services, Inc.		Clough Global Allocation Fund

By:		By:
Name:	Jeremy O. May	Name:	Edmund J. Burke
Title:	Managing Director	Title:	President